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                          May 9, 2024

       Fady Boctor
       Chief Commercial Officer
       Petros Pharmaceuticals, Inc.
       1185 Avenue of the Americas, 3rd Floor
       New York, NY 10036

                                                        Re: Petros
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 3, 2024
                                                            File No. 333-279116

       Dear Fady Boctor:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Rick Werner, Esq.